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                                   UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                              (Amendment No. 4)*

                           Dow Jones & Company, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                             Class B Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                260561204
--------------------------------------------------------------------------------
                               (CUSIP Number)

Frederic J. Marx, Esquire
c/o Hemenway & Barnes
60 State Street                Tel. (617) 227-7940
Boston, MA 02109
--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)

                              December 31, 1997
        -------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 260561204                                    PAGE 2 OF 6 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Jane C. MacElree
      S.S. No. ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      Not applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             3,890,431
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          See Item 7 above
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          See Item 8 above
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      3,890,431
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

      18.05%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14

      00- co-trustee of 3,890,431
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page 2 of 6 pages

                                 SCHEDULE 13D
                                 ------------


Item 1.   Security and Issuer.
-------   -------------------

          Class B Common Stock, Dow Jones & Company, Inc., World Financial Center, 200 Liberty Street, New York, New York 10007

Item 2.   Identity and Background.
-------   -----------------------

          a.   Jane C. MacElree
          b.   c/o Hemenway & Barnes, 60 State Street, Boston, MA  02109
          c.   None
          d.   No such conviction
          e.   Not a party to any such proceeding
          f.   United States

Item 3.   Source of and Amount of Funds or Other consideration.
------    ----------------------------------------------------

          Securities were not purchased. The undersigned acquired the shares in her capacity as co-trustee upon being appointed a co-trustee for trusts holding the shares.

Item 4.   Purpose of Transaction.
-------   ----------------------

          The undersigned was appointed to fill vacancies in trusteeships with no objective other than to carry out the terms of the respective trusts. There are no plans or proposals as described in (a)-(j) of the instructions to Item 4. Securities of the issuer may from time to time be acquired or disposed of in the ordinary course of carrying out the terms of the several trusts.

Item 5.   Interest in Securities of the Issuer.
-------   ------------------------------------

          a.   See items 11 and 13 of the cover page.

          b. (1) The undersigned shares the voting and dispositive power as a co-trustee over 3,890,431 shares of the issuer's stock with the following persons:

                    (A)  With Roy A. Hammer over 1,490,400 shares of stock;

                    (B) With Roy A. Hammer, George T. Shaw and William C. Cox, Jr. over 256,333 shares of stock;
                    (C) With Michael J. Puzo, George T. Shaw and William C. Cox, Jr. over 138,350 shares of stock;
                    (D)  With Michael J. Puzo over 23,450 shares of stock;
                    (E) With Timothy F. Fidgeon and George T. Shaw over 541,583 shares of stock;
                    (F) With Bayne Stevenson and Michael B. Elefante over 1,440,250 shares of stock;
                    (G) With Martha S. Robes and Leslie Hill over 1,585 shares of stock; and
                    (H)  With Louis G. Hill over 65 shares of stock.


               (2)  (A)  (i)   William C. Cox, Jr.;
                         (ii)  c/o Hemenway & Barnes, 60 State Street, Boston,
                               MA  02109;
                         (iii) retired;
                         (iv)  no such conviction;
                         (v)   not a party to any such
                               proceedings; and
                         (vi)  United States.

                    (B)  (i)   Leslie Hill;
                         (ii)  c/o Hemenway & Barnes, 60 State Street, Boston,
                               MA  02109;
                         (iii) airline pilot at American Airlines;
                         (iv)  no such conviction;
                         (v)   not a party to any such proceeding; and
                         (vi)  United States.

                    (C)  (i)   Martha S. Robes;
                         (ii)  c/o Hemenway & Barnes, 60 State Street, Boston,
                               MA  02109;
                         (iii) former director (now retired), Dow
                               Jones & Company, Inc., World
                               Financial Center, 200 Liberty
                               Street, New York, New York  10007;
                         (iv)  no such conviction;
                         (v)   not a party to any such proceeding; and

                         (vi)  United States.

                    (D)  (i)   Bayne Stevenson;
                         (ii)  c/o Stevenson-Northland Realty, 13 Dartmouth
                               College Highway, Lyme NH 03768;
                         (iii) real estate developer, Stevenson-Northland
                               Realty, 13 Dartmouth College Highway, Lyme NH
                               03768;
                         (iv)  no such conviction;
                         (v)   not a party to any such
                               proceeding; and
                         (vi)  United States.

                    (E)  (i)   Roy A. Hammer, Esq., George T.
                               Shaw, Esq., Timothy F. Fidgeon,
                               Esq., Michael J. Puzo, Esq. And
                               Michael B. Elefante, Esq.;
                         (ii)  Hemenway & Barnes, 60 State
                               Street, Boston, MA  02109-1899;
                         (iii) attorney and professional
                               fiduciary;
                         (iv)  no such conviction;
                         (v)   not a party to any such
                               proceeding; and
                         (vi)  United States.

                    (F)  (i)   Louis G. Hill;
                         (ii)  c/o Hemenway & Barnes, 60 State
                               Street, Boston, MA  02109-1899
                         (iii) judge;
                         (iv)  no such conviction;
                         (v)   not a party to any such
                               proceeding; and
                         (vi)  United States.

          c.   None.

          d. The governing instruments of the several trusts direct the trustees as to the payment of income and/or principal to and among certain designated beneficiaries. No beneficiary has a right to receive dividends from or proceeds from the sale of securities except as provided in the applicable governing instrument.

          e.   Not applicable.



Item 6.   Contracts, Arrangements, etc.
-------   -----------------------------

          There are no such contracts, arrangements, understandings or relationships, except for the legal responsibilities of the undersigned and her co-trustees to act together in carrying out the terms of the applicable governing instruments.



Item 7.   Materials to be Filed as Exhibits.
-------   ---------------------------------

          There are no relevant materials to be filed herewith.

Signature
---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                               /s/ Jane C. MacElree
                               --------------------------------
                               Jane C. MacElree


March 18, 1998